UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

18 October, 2012

Commission File Number: 000-54641
_____________________________________________________________________________________
MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable_

Q3 2012 Interim Report
18 October 2012 – Modern Times Group MTG AB (publ.) (“MTG” or “the Group”) (Nasdaq OMX Stockholm Large Cap Market: MTGA, MTGB) today announced its financial results for the third quarter and nine months ended 30 September 2012.

Investing in Growth

Third Quarter Highlights

•	Net sales of SEK 2,940 (3,106) million – down 5% year on year at reported exchange rates and down 1% at constant exchange rates

•	Operating income of SEK 288 (358) million when excluding associated company income

•	Total operating income of SEK 422 (526) million when including SEK 134 (168) million of associated company income

•	Pre-tax profit of SEK 389 (439) million including SEK -2 (-64) million negative non-cash impact of change in value of option element of CDON convertible bond

•	Net income of SEK 308 (306) million and basic earnings per share of SEK 4.65 (4.71)

Year to Date Highlights

•	Net sales of SEK 9,716 (9,762) million – stable year on year at reported exchange rates and up 1% at constant exchange rates

•	Operating income of SEK 1,181 (1,382) million when excluding associated company income

•	Total operating income of SEK 1,648 (1,900) million when including SEK 467 (517) million of associated company income

•	Pre-tax profit of SEK 1,567 (1,791) million including SEK -8 (-30) million negative non-cash impact of change in value of option element of CDON convertible bond

•	Net income of SEK 1,216 (1,276) million and basic earnings per share of SEK 17.68 (18.90)

Forward Expectations for Q4 2012 & Full Year 2013

MTG is increasing its investments in its pay-TV operations in the increasingly competitive Nordic markets and in the large scale emerging Russian and Ukrainian markets, in order to ensure that its channels and services have the most attractive consumer content offerings and capture subscriber market share in the future.

•
Increasing investments in Nordic pay-TV content, premium channels and Viaplay online pay-TV service currently expected to result in Nordic pay-TV EBIT margin of approximately 15% in Q4 2012 and 10-12% for full year 2013. The total Nordic premium pay-TV subscriber base (excluding Viaplay) is currently expected to continue to decline in Q4 2012 and for the full year 2013 due to the ongoing decline in the DTH subscriber base and lower than anticipated growth in the third party network subscriber base, and result in stable quarter on quarter total Nordic pay-TV sales in Q4 2012 and stable year on year sales for the full year 2013. The fast growing Viaplay online pay-TV service is expected to continue to grow its subscribers and revenues throughout this period

•
Increasing investments in Russian and Ukrainian pay-TV content, HD channels and pre-paid satellite service in Ukraine currently expected to boost Emerging Markets pay-TV revenue growth levels and result in segment operating losses of less than SEK 20 million in Q4 2012 and less than SEK 50 million for full year 2013

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Comment from President & CEO

Jørgen Madsen Lindemann, President and Chief Executive Officer, commented: “Group sales in what is the seasonally smallest sales quarter of the year were up 2% year on year at constant exchange rates, when excluding the operations that we have discontinued or sold but including the newly acquired and consolidated businesses. All of our broadcasting segments continued to grow year on year in the quarter at constant exchange rates except our Scandinavian free-TV operations, which were impacted by a deterioration in the Danish advertising market and lower market shares in Sweden and Norway. Group operating expenses were up slightly year on year at constant exchange rates due to higher costs in our Nordic pay-TV business following investments in new channels, the further strengthening of our content offering, and the ongoing investments in our Viaplay service. Operating profits for the business as a whole were therefore down year on year.”

“The TV market is changing and the availability of video on demand services is accelerating rapidly in the Nordic region with ever increasing levels of online viewing also bringing in new consumers. We are at the forefront of this change with our well-established, market-leading and fast growing Viaplay online pay-TV offering, and our free-TV channels are already the most watched commercial channels online in Sweden and Denmark. Viaplay complements our premium satellite pay-TV platform and channels in the same way as our catch-up services complement our linear advertising funded channels.

“We have invested to substantially strengthen our Nordic pay-TV content offering by signing extended agreements with the Hollywood and independent studios and sports rights holders. Most of these deals are now in place so we will have the most attractive online and offline content offering at competitive prices for years to come. We also have an opportunity in the emerging markets to boost the penetration of our services, which is why we are launching new HD channels in Russia and the CIS, and the new pre-paid satellite service in Ukraine.”

“The increasing competition levels in the Nordic region are currently expected to result in the  Nordic premium pay-TV subscriber base (excluding Viaplay) continuing to decline with a stable total Nordic pay-TV sales development in Q4 and 2013. The combination of this with the investments that we are making are therefore also currently expected to result in lower margins for our Nordic pay-TV business in Q4 and 2013 but will position us to grow our subscriber base, revenues and profits  for the longer term. At the same time, the investments that we are making in the Emerging Markets pay-TV business are currently expected to boost our revenue growth but result in operating losses for the segment in Q4 and 2013.”

“Our ratings in Scandinavia are growing or have stabilised, following improved execution and with low levels of incremental investment. Our objective is to increase our advertising market shares on the back of these improvements. The outlook for the remainder of 2012 is for continued TV advertising market growth in Sweden and Norway but at lower levels than for the year to date, while the Danish TV advertising market is continuing to decline year on year in the fourth quarter. We have however reduced our full year outlook for year on year operating cost growth for the Scandinavian free-TV operations from mid to low single digit percentage points.”

“We have successfully grown our audience and advertising market shares in almost all of the emerging market territories while, at the same time, achieving cost savings and enhancing overall profitability levels. There is no change in the outlook for these markets but we are now even better positioned to benefit from the return to sustained growth when it comes.”

“Financially, we are stronger than ever, having used our healthy cash flows and the CTC Media dividend stream to further reduce our borrowing levels in the quarter. We have discontinued or disposed of under-performing or non-core assets and acquired complementary new businesses in the key areas of content, technology and new territories. We have added to our M&A and strategic

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development capabilities in order to review opportunities in growth markets, which sit side by side with our commitment to our dividend policy and ongoing shareholder returns.”

Significant Events

The Group announced on 8 October 2012 that it had signed an agreement to acquire all of the remaining shares in the 50/50 joint venture company TV 2 Sport A/S (‘TV 2 Sport’) from TV 2 DANMARK A/S. The payment will comprise an undisclosed cash consideration and the transfer of the exclusive Danish broadcasting rights to the European Handball Championships for 2016 and 2018, which are currently held by the Group. The transaction is subject to regulatory approval by the Danish Competition Authorities.

The Group announced on 13 September 2012 that it had signed a number of renewed multi-year licensing agreements with NBC Universal International Television Distribution, Twentieth Century Fox Television Distribution, Nordisk Film and SF Film for free-TV and/or pay-TV rights in the Nordic region.

The Group announced on 14 September 2012 that it had been included in the Dow Jones Sustainability World Index for the first time. MTG’s inclusion in the Dow Jones Sustainability World Index followed a 14% year on year improvement in the Group’s total Corporate Sustainability Assessment score, which reflected a significant improvement in MTG’s environmental ranking, as well as high scores in the Risk and Crisis Management, Stakeholder Engagement and Corporate Governance categories.

The Group announced on 31 July 2012 that Jørgen Madsen Lindemann had been appointed as President and CEO with effect from 15 September 2012, following the resignation of Hans-Holger Albrecht. Jørgen has been a member of the Group’s executive management team since 2000 and was appointed as Executive Vice President of MTG’s Nordic Broadcasting operations in October 2011, after having served as CEO of the Group’s Danish operations and Group Head of Sport since 2002. The Group also announced a number of management changes on 15 October 2012.

The Group announced on 31 July  2012 that it had signed an agreement to acquire 80% of Zitius Service Delivery AB (‘Zitius’) for an undisclosed cash consideration. The agreement also provides for the acquisition of the remaining 20% of Zitius in 2016. Zitius is Sweden’s leading independent Open Access Communications Operator, with approximately 150,000 connected fibre households. The results for the operation are reported in the ‘Viasat Broadcasting Central Operations’ line in the segmental matrix at the end of this report. The Group completed the acquisition on 31 August 2012.

CTC Media announced on 7 August 2012 that it would pay a cash dividend of USD 0.13 per share (or approximately USD 20 million in aggregate) on or about 28 September 2012 to shareholders of record as of 1 September 2012. MTG therefore received a total of USD 8 million in dividends from CTC Media at the end of September 2012 and has received a total of USD 23 million in dividends from CTC Media in the first nine months of 2012. CTC Media has announced its intention to pay quarterly cash dividends totalling approximately USD 80 million in aggregate in 2012, subject to approval of each payment by its Board of Directors.

The Group announced on 14 June 2012 that its MTG Studios content production and distribution division had acquired a 53% stake in leading Central and Eastern European production group Paprika Latino for an undisclosed cash consideration. The operation will be consolidated within MTG’s results from 1 October 2012 and its results will be included in the ‘Other Businesses’ segment.

The Group announced on 1 June 2012 that it had completed the acquisition of 100% of AS Latvijas Neatkarīgā Televīzija (‘LNT’) in Latvia for an undisclosed cash consideration. LNT is the second largest free-TV channel operator in Latvia.

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The Group announced on 3 May 2012 that its Nordic Betting Limited subsidiary had completed the sale of its Bet24 operations to Unibet Group plc (‘Unibet’) for a total cash consideration of approximately EUR 13.5 million.

The Group announced on 5 April 2012 that it had filed a registration statement on Form 20-F with the U.S. Securities and Exchange Commission, in order to register MTG’s class B shares under the U.S. Securities Exchange Act, as amended. The registration became effective on 4 June 2012. MTG has no intention to seek a listing of its securities on any U.S. stock exchange in connection with this registration.

The Group announced on 4 January 2012 that it would be closing down its loss-making free-TV operations in Slovenia. The Slovenian TV3 channel ceased broadcasting on 29 February 2012.

Financial Summary

	2011				2012			2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	9m	9m
Net sales	3.125	3.531	3.106	3.711	3.259	3.517	2.940	9.762	9.716
Operating income before associates	432	593	358	551	341	552	288	1.382	1.181
Associated company income *	254	95	168	116	201	133	134	517	467
Non-recurring items **	-	-	-	-3.182	-	-	-	-	-
Total operating income (EBIT)	686	688	526	-2.515	542	684	422	1.900	1.648
Net financials	-15	-7	-87	-4	49	-98	-33	-108	-81
Income before tax	671	681	439	-2.519	591	587	389	1.791	1.567
Tax	-181	-202	-133	-46	-137	-133	-81	-516	-351
Net income	490	479	306	-2.564	454	454	308	1.276	1.216
Basic earnings per share (SEK)	7,35	6,84	4,71	-38,87	6,68	6,35	4,65	18,90	17,68
Diluted earnings per share (SEK)	7,29	6,79	4,69	-38,88	6,66	6,34	4,64	18,79	17,62
Total assets	13.905	14.434	14.958	11.281	11.468	11.699	11.324	14.958	11.324

*	Including MTG’s USD 4.6 million Q1 2012 participation in USD 89.5 million of non-recurring charges incurred by associated company CTC Media in the fourth quarter of 2011.

**	Non-recurring items primarily comprise the impairment of goodwill relating to the Group’s Bulgarian broadcasting assets.

Operating Review

Group sales were down 1% year on year (y-o-y) in the third quarter and up 1% for the year to date at constant exchange rates. The Q3 performance reflected the y-o-y decline in sales for the Scandinavian free-TV and Other Businesses segments, which was offset to a large extent by continued growth in the other three Broadcasting segments. Group sales were up 2% year on year at constant exchange rates, when excluding operations that have been discontinued or sold in 2012 but including newly acquired and consolidated businesses.

Group operating costs were down 4% y-o-y in the third quarter and up 2% for the year to date at reported exchange rates, but were up at constant exchange rates for both periods. The y-o-y increase at constant exchange rates in the quarter reflected investments in the Nordic pay-TV business, which were offset by slightly lower costs in the Emerging Markets businesses and a stable cost base in the Free-TV Scandinavia segment. Group depreciation and amortisation charges were lower y-o-y at

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SEK 34 (47) million in the third quarter and SEK 90 (145) million for the year to date, following the ending of charges related to the Bulgarian and Czech TV broadcasting licenses.

Group operating income, when excluding associated company income, was therefore down 19% y-o-y in the quarter and down 15% for the year to date, with operating margins of 10% (12%) and 12% (14%) for the two respective periods. Total Group operating income when including associated company income was down 20% y-o-y in the quarter and down 13% for the year to date.

Group net interest expenses totalled SEK -10 (-17) million in the quarter and SEK -34 (-45) million for the year to date. Other financial items amounted to SEK -23 (-69) million in the quarter and SEK -47 (-63) million for the year to date, and included a SEK -2 (-64) million non-cash financial loss in the quarter and a SEK -8 (-30) million loss for the year to date arising from the change in value of the option element of the SEK 250 million CDON Group convertible bond between the balance sheet dates.

The Group therefore reported income before tax of SEK 389 (439) million in the quarter and SEK 1,567 (1,791) million for the year to date.

Group tax charges amounted to SEK 81 (133) million in the quarter and SEK 351 (516) million for the year to date. The Group therefore reported net income of SEK 308 (306) million in the quarter and SEK 1,216 (1,276) million for the year to date. Basic earnings per share amounted to SEK 4.65 (4.71) in the quarter and SEK 17.68 (18.90) for the year to date, and diluted earnings per share amounted to SEK 4.64 (4.69) and SEK 17.62 (18.79) for the two respective periods.

Free-TV Scandinavia

7% sales decline at constant exchange rates & 15% operating margin

	2011				2012			2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	9m	9m
Net sales	1.023	1.146	984	1.240	1.024	1.110	876	3.153	3.010
Change y-o-y	4%	3%	7%	1%	0%	-3%	-11%	4%	-5%
Change y-o-y at constant exchange rates	11%	7%	7%	1%	-1%	-3%	-7%	8%	-4%
Total costs	-763	-827	-768	-958	-866	-860	-741	-2.358	-2.467
Change y-o-y	0%	1%	9%	9%	14%	4%	-4%	3%	5%
Operating income	260	319	216	282	158	251	135	795	543
Change y-o-y	21%	7%	-2%	-19%	-39%	-21%	-37%	9%	-32%
Operating margin	25,4%	27,8%	21,9%	22,7%	15,4%	22,6%	15,4%	25,2%	18,0%

The y-o-y sales development in the quarter primarily reflected lower advertising sales in all three Scandinavian countries with high sold-out ratios following lower levels of total TV viewing and coverage of the 2012 Summer Olympics on competing channels. The Swedish and Norwegian TV advertising markets are expected to have continued to grow y-o-y in the quarter, while the Danish market is estimated to have declined significantly y-o-y in the period.

Segment operating costs were slightly up y-o-y at constant exchange rates as lower programming costs in Norway were offset by higher programming costs in Denmark and Sweden. Segment operating income was therefore significantly down y-o-y in the quarter.

The Group now anticipates that operating costs will be down year on year in the fourth quarter at constant exchange rates and therefore only up low single digit percentage points for the full year 2012.

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Commercial share of viewing (%)	2011				2012
(Target audience 15-49)	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Sweden	33,8	37,6	38,4	34,0	34,9	33,4	38,1
(TV3, TV6, TV8, TV10)
Norway	22,0	23,7	20,7	19,2	18,6	19,5	19,7
(TV3, Viasat4)
Denmark	25,4	25,7	23,1	22,2	24,9	25,0	22,4
(TV3, TV3+, TV3 PULS)

The combined commercial target audience share for the Group’s Swedish media house was up significantly quarter on quarter (q-o-q) but slightly down y-o-y and reflected the earlier launch of the Fall schedules, which have performed well to date with a number of high rating new shows and new seasons of established formats. Flagship channel TV3 has continued to recover q-o-q and reported stable y-o-y commercial audience shares in the target demographic. TV6 reported continued q-o-q improvements in viewing shares, which were overall lower compared to the levels achieved in Q3 2011. TV8 and TV10’s target audience shares have improved sequentially, as well as y-o-y. The Group’s online catch-up services also continued to develop well during the quarter and the MTG media house was the largest commercial online media house in terms of share of viewing in July, August and the first half of September. TV3’s share of the regional TV advertising market in Sweden has continued to rise following the increase in the number of regional broadcast signals from 6 to 19 in February 2012.

The combined commercial target audience share for the Group’s Danish media house was down y-o-y and q-o-q. TV3+ is a male skewed channel and was impacted the most by the broadcasts of the Summer Olympic Games on competing channels. However, TV3+ lower target audience shares in the quarter was offset by continued y-o-y ratings increases for TV3 and y-o-y and q-o-q improvements for TV3 PULS. The Group has seen a positive development for its Danish commercial audience shares after the end of the Olympic Games. MTG is focused on the ongoing development of the Danish advertising video on demand market, and is also the largest online media house in Denmark, with a clear market leading position in terms of online video advertising inventory in the country.

The combined commercial target audience share for the Group’s Norwegian media house continued to improve q-o-q but was down y-o-y. TV3’s commercial target audience share has remained largely stable q-o-q in 2012, while Viasat4’s share has increased q-o-q and is now also up y-o-y.

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Pay-TV Nordic

3% sales growth at constant exchange rates & 17% operating margin

	2011				2012			2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	9m	9m
Net sales	1.139	1.186	1.184	1.221	1.249	1.250	1.182	3.509	3.681
Change y-o-y	4%	6%	4%	7%	10%	5%	0%	5%	5%
Change y-o-y at constant exchange rates	10%	10%	4%	7%	9%	5%	3%	9%	6%
Total costs	-924	-958	-949	-976	-1.032	-1.027	-986	-2.832	-3.044
Change y-o-y	3%	7%	1%	5%	12%	7%	4%	4%	8%
Operating income	215	228	234	246	217	223	196	677	636
Change y-o-y	12%	3%	17%	18%	1%	-2%	-16%	10%	-6%
Operating margin	18,9%	19,2%	19,8%	20,1%	17,4%	17,9%	16,6%	19,3%	17,3%

The Nordic pay-TV operations market and sell Viasat’s premium pay-TV packages and content on the Viasat satellite platform, the Viaplay online platform, and third party IPTV and cable networks. Viasat also distributes its 29 pay-TV channels via third party pay-TV networks. The y-o-y sales growth in the quarter reflected previously introduced price increases and the continued growth in the penetration of value added services, but was also adversely impacted by the fall in subscriber volumes described below.

Operating costs were up more y-o-y at constant than reported exchange rates in the quarter and reflected continued investments in premium movie and sports content and the Viaplay online pay-TV service, as well as the Viasat Film rebranding and HD & catch-up channels launched earlier in 2012. Segment operating profits were therefore down y-o-y in the quarter.

The Group currently continues to anticipate a segment operating margin of approximately 17% for the full year 2012 and, as above, for the Q4 2012 operating margin to be approximately 15%.

Subscribers	2011				2012
000's	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Premium subscribers	1.048	1.048	1.042	1.058	1.039	1.031	1.023
- of which, satellite subscribers	653	645	640	638	625	612	603
- of which third party networks subscribers	394	403	402	421	414	419	420
Basic satellite subscribers	42	40	39	38	42	44	46
Satellite value-added service subscribers
ViasatPlus	163	172	179	188	191	192	193
Multi-room	237	239	240	250	251	251	252
High definition	232	255	276	297	313	321	336

Viasat’s premium satellite subscriber base continued to decline in the third quarter due to the impact of increased competition on the Danish satellite platform in particular, as well as a shift in the subscriber mix towards basic tier packages in Norway. The third party network subscriber base increased by 18,000 subscribers y-o-y and added 1,000 subscribers q-o-q following subscriber losses in third party cable networks in Sweden and price increases in the Norwegian IPTV networks. Annualised revenue per premium satellite subscriber (ARPU) was up by 3% y-o-y in the quarter to SEK 4,916 (4,751) and was slightly down q-o-q compared to SEK 4,926 in the second quarter of 2012 due to adverse currency exchange rate effects.

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The Group announced on 17 August 2012 that it would be expanding its Viasat offering through the launch of eleven additional High Definition (HD) channels and four catch-up channels across the Nordic region during the fourth quarter of 2012. MTG previously expanded its offering in March 2012 with the launch of four new Viasat Film premium HD channels and five new Viasat Film catch-up channels across the Nordic region.

The Group further strengthened the content offering on both its traditional pay-TV platform and Viaplay online pay-TV service with the signing of a number of exclusive programme licensing agreements with NBC Universal International Television Distribution, Twentieth Century Fox Television Distribution, Nordisk Film and SF Film in September.

The Group also continued to develop Viaplay’s overall reach and service during the quarter. A 30 day ‘Download-to-go’ option for Apple iOS users was added to the service, and Viaplay further extended its reach by adding the service to Philips’ smart-TV platform in Scandinavia. Viaplay also announced that the service will be made available to PlayStation3® users across the Nordic region.

Free-TV Emerging Markets

3% sales growth at constant exchange rates & reduced losses

	2011				2012			2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	9m	9m
Net sales	420	598	400	655	432	560	369	1.418	1.361
Change y-o-y	-3%	3%	12%	4%	3%	-6%	-8%	3%	-4%
Change y-o-y at constant exchange rates	6%	8%	12%	7%	5%	-3%	3%	8%	1%
Total costs	-451	-526	-476	-588	-423	-469	-417	-1.453	-1.309
Change y-o-y	-10%	-3%	10%	2%	-6%	-11%	-13%	-1%	-10%
Operating income	-31	73	-76	67	8	91	-48	-35	52
Change y-o-y	-	73%	-	19%	-	26%	-38%	-	-
Operating margin	-	12,1%	-	10,2%	1,9%	16,3%	-	-	3,8%

The Group’s Emerging Markets free-TV operations comprise a total of 19 free-TV channels in the Baltics, the Czech Republic, Bulgaria, Hungary and Ghana. The y-o-y sales performance in the quarter reflected y-o-y revenue growth for the combined Baltics businesses and in the Czech Republic, Bulgaria and Ghana, as well as the consolidation of the LNT operations in Latvia, which were offset by lower y-o-y sales in Hungary and the discontinuation of the Slovenian operations earlier in the year.

The reported y-o-y reduction in segment operating costs in the quarter did reflect large currency exchange rate movements but costs were still down at constant exchange rates and reflected the closing down of the Slovenian operations (including lower than anticipated closure cost), the ending of depreciation charges for the Czech and Bulgarian terrestrial broadcasting licenses, and operating cost reductions in the Bulgarian and Hungarian operations, which were partially offset by reorganizing costs for the newly acquired LNT operations in Latvia and continued strategic investments in the Czech operations.

The Group currently continues to not anticipate any increase in segment operating costs for the full year 2012 and, therefore, a largely stable y-o-y cost development in Q4 2012.

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Baltics, Czech Republic and Bulgaria

	2011				2012			2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	9m	9m
Net sales	371	531	352	591	393	516	334	1.254	1.244
Change y-o-y	-2%	4%	14%	6%	6%	-3%	-5%	5%	-1%
Change y-o-y at constant exchange rates	6%	8%	14%	9%	8%	0%	6%	8%	4%
Total costs	-373	-435	-400	-512	-367	-413	-384	-1.209	-1.164
Change y-o-y	-10%	-3%	12%	7%	-2%	-5%	-4%	-1%	-4%
Operating income	-3	96	-48	79	27	103	-50	45	80
Change y-o-y	-	51%	-	5%	-	8%	4%	-	78%
Operating margin	-	18,0%	-	13,4%	6,8%	20,0%	-	3,6%	6,4%

The y-o-y sales development for the Group’s free-TV operations in the Baltics, the Czech Republic and Bulgaria reflected year on year sales growth in all three businesses and the contribution of the recently acquired LNT operations in Latvia.

Combined operating costs were up y-o-y at constant exchange rates in the quarter but down slightly for the year to date. The development in the quarter reflected reorganisation costs following the acquisition of the LNT free-TV group in Latvia and continued strategic programming investments in the Czech Republic offset by cost savings in the Bulgarian operations.

Commercial share of viewing (%)	2011				2012
(Target audience)	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Estonia	37,7	39,3	38,0	38,7	40,9	39,2	40,7
(TV3, 3+, TV6) (15-49)
Latvia *	36,7	38,3	34,4	39,0	36,1	39,9	60,6
(TV3, 3+, TV6) (15-49)
Lithuania	42,2	42,1	45,7	46,3	43,2	41,3	40,2
(TV3, TV6, TV8) (15-49)
Czech Republic	32,1	32,0	35,7	37,6	36,9	39,1	40,4
(Prima Family, Prima COOL, Prima Love) (15-54)
Bulgaria	28,3	28,2	28,0	27,7	29,1	25,7	28,4
(Nova TV, Diema, Diema Family, Kino Nova) (18-49)

*	Including the newly consolidated LNT operations in Latvia in its combined commercial target audience share for the Latvian media house

Sales for the Group’s combined Baltic free-TV businesses were up 10% y-o-y in the quarter at constant exchange rates, which primarily reflected the consolidation of the LNT operations in Latvia, as well as higher y-o-y TV advertising sales in Estonia. The Estonian TV advertising market is estimated to have grown slightly y-o-y in the quarter, whilst the Latvian market is estimated to have been stable and the Lithuanian market is estimated to have declined y-o-y. The Group’s pan-Baltic commercial target audience share increased to 47.0% (40.6%) in the third quarter, with the higher y-o-y Estonian and Latvian viewing shares more than offsetting the y-o-y decline in Lithuania.

Sales for the Group’s Czech operations were up 4% y-o-y in the quarter at constant exchange rates, while the TV advertising market is estimated to have been stable y-o-y. The positive audience share development reflected increased investments in own productions, as well as additional news and current affairs programming, and the airing of UEFA Champions League matches on Prima COOL.

Sales for the Group’s Bulgarian operations were up 6% y-o-y in the third quarter at constant exchange rates and the Bulgarian TV advertising market is also estimated to have been stable y-o-y. The combined commercial audience share for the Group’s Bulgarian channels was up both y-o-y and up q-o-q, despite slightly lower y-o-y programming investments.

Sales for the Group’s Hungarian operations were down 10% y-o-y at constant exchange rates in the quarter. The Hungarian TV advertising market is estimated to have declined by approximately 20% y-o-y.

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The Viasat1 channel in Ghana reported 60% y-o-y sales growth in the quarter at constant exchange rates, following further market share gains. The Group strengthened the channel’s schedule further by launching a number of new own produced formats during the quarter.

Pay-TV Emerging Markets

13% sales growth at constant exchange rates & 18% operating margin

	2011				2012			2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	9m	9m
Net sales	215	230	240	237	251	273	267	685	790
Change y-o-y	-2%	2%	5%	6%	17%	19%	11%	2%	15%
Change y-o-y at constant exchange rates	11%	19%	14%	6%	14%	12%	13%	15%	13%
Total costs	-207	-209	-227	-231	-217	-215	-219	-643	-651
Change y-o-y	16%	11%	2%	18%	5%	3%	-3%	9%	1%
Operating income	7	22	13	7	34	58	48	42	139
Change y-o-y	-82%	-41%	126%	-78%	360%	168%	259%	-49%	230%
Operating margin	3,4%	9,3%	5,5%	2,8%	13,5%	21,1%	17,9%	6,2%	17,6%

Viasat’s Emerging Market pay-TV operations market and sell pay-TV packages on the Viasat satellite platforms in the Baltics and Ukraine, and on the joint venture Raduga TV satellite platform in Russia. Viasat also distributes 23 channels via third party pay-TV networks to subscribers in 31 countries across Central and Eastern Europe, Africa and the United States. The Viaplay online pay-TV service was launched in Russia in March 2012.

The y-o-y sales growth in the quarter was driven by wholesale channel subscription additions, especially in Russia, as well as subscriber intake by the Group’s satellite platforms in the Baltics, Russia and Ukraine, and higher ARPU in the Baltics following successful upselling initiatives.

The y-o-y reduction in segment operating costs primarily reflected the fluctuations in currency exchange rates between the reporting periods.

The Group continues to anticipate higher y-o-y profit levels for the segment for the full year 2012 but for the segment to report an operating loss in Q4 2012 following the investments described below in the launch of the HD movie channels and the Ukrainian pre-paid satellite service.

Subscribers	2011				2012
000's	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Satellite subscribers	438	438	460	532	529	534	543
Mini-pay TV subscriptions	58.197	61.105	61.177	64.285	66.012	72.816	75.430

Viasat’s emerging market satellite pay-TV platforms added 83,000 net new subscribers y-o-y and 9,000 new subscribers q-o-q, following continued subscriber intake on all three satellite platforms.

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The wholesale channel business added over 14 million subscriptions y-o-y and over 2.6 million subscriptions q-o-q following continued strong subscription intake in Russia in particular.

The Group launched three new HD movie channels (TV1000 Premium HD, TV1000 Megahit HD and TV1000 Comedy HD) in Russia, Ukraine and other CIS countries on 4 October 2012. The channels will primarily feature content from four major Hollywood studios, with which the Group has signed multi-year exclusive movie licensing agreements.

The Group also launched ‘UA.TV’, a new pre-paid satellite pay-TV service, in Ukraine on 25 September. UA.TV is sold on a monthly pre-paid basis, and is available alongside MTG’s Viasat Ukraine satellite pay-TV platform, which was launched in 2008. The new service complements Viasat Ukraine’s existing premium satellite pay-TV subscription service and will further extend the reach of the Group’s channels and services.

CTC Media

The Group reports its equity participation in the earnings of CTC Media with a one quarter time lag due to the fact that CTC Media reports its financial results after MTG. MTG’s participation in CTC Media’s US dollar reported results is translated into MTG’s Swedish krona reporting currency at the average currency exchange rate for the MTG reporting period.

The Group’s ownership in CTC Media amounted to 37.9% of the total number of issued and outstanding shares as at 30 September 2012, compared to 38.2% as at 30 September 2011. The ownership was unchanged from the second quarter of 2012.

CTC Media reported results	2010	2011				2012		2011	2012
(USD million)	Q4	Q1	Q2	Q3	Q4	Q1	Q2	R9m	R9m
Sales	222	166	204	160	237	191	188	592	616
Operating income	101	36	62	27	-2	50	49	199	97
Income before tax	105	39	64	30	4	51	54	208	109

MTG equity participation in	2011				2012			2011	2012
CTC Media results (SEK million)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	9m	9m
Associated company income	255	94	164	112	200	132	132	513	464
Dividends received	61	84	-	174	52	55	51	145	158
MTG equity ownership	38,2%	38,2%	38,2%	38,1%	38,1%	37,9%	37,9%	38,2%	37,9%

CTC Media’s Q4 2011 results included USD 89.5 million of non-cash impairment charges, of which USD 4.6 million impacted MTG’s Q1 2012 income statements and were reported in the associated company income line.

CTC Media will publish its results for the third quarter and nine months ended 30 September 2012 on 7 November 2012. For further information regarding CTC Media, please visit www.ctcmedia.ru.

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Other Businesses

	2011				2012			2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	9m	9m
Net sales	400	452	372	450	407	397	297	1.225	1.101
Change y-o-y	-2%	-6%	-18%	-1%	2%	-12%	-20%	-9%	-10%
Change y-o-y at constant exchange rates	4%	-3%	-18%	-1%	1%	-13%	-18%	0%	-6%
Total costs	-380	-409	-358	-418	-421	-392	-284	-1.147	-1.098
Change y-o-y	-1%	-7%	-12%	4%	11%	-4%	-21%	-7%	-4%
Associated company income	0	1	4	1	0	0	2	4	2
Operating income	20	44	18	32	-14	5	15	82	6
Change y-o-y	-19%	-7%	-64%	-40%	-	-89%	-16%	-33%	-93%
Operating margin	5,1%	9,5%	3,8%	6,9%	-	1,2%	4,3%	6,3%	0,3%

The segment comprises the Group’s Radio and MTG Studios operations. The Group’s radio operations comprise national commercial networks in Sweden and Norway, as well as national and local stations in the Baltics. MTG Studios comprises the Group’s content production businesses in Scandinavia, Europe and Africa.

Segment sales were up 7% y-o-y, and 2% for the year to date at constant exchange rates when excluding the contribution from Bet24 for in both 2012 and 2011 and reflected higher y-o-y sales for MTG Studios and the Norwegian Radio operations offset by significantly lower y-o-y sales for the Swedish radio operations in anticipation of the discontinuation of the NRJ distribution agreement at the end of 2012.

Segment profits were slightly down y-o-y in the quarter, which primarily reflected the losses incurred by the Swedish radio operations, which were offset to an extent by increased profits for the Norwegian radio business and lower losses for the MTG Studios operations.

Financial Review

Cash Flow
The Group’s cash flow from operations before changes in working capital amounted to SEK 237 (345) million in the quarter and SEK 1,072 (1,334) million for the year to date, and included the receipt of SEK 51 (-) million and SEK 158 (145) million of dividend payments from CTC Media for the respective periods.

The Group reported a SEK 65 (-483) million change in working capital in the third quarter and SEK 23 (-645) million change for the year to date which reflected cash tax payments and the timing of payments for certain key sports rights in 2011. Group net cash flow from operations therefore totalled SEK 302 (-138) million in the quarter and SEK 1,095 (689) million for the year to date.

The Group sold all of its remaining shares in Metro International S.A. to Investment AB Kinnevik in the first quarter of 2012 and received SEK 24 million in cash. The Group’s investments in shares amounted to SEK 174 (-) million in the quarter and SEK 274 (-) million for the year to date, which comprised the acquisition of the Paprika Latino content production business, the LNT free-TV business in Latvia and the Zitius communications operator in Sweden. Group capital expenditure on tangible and intangible assets totalled SEK 28 (34) million in the quarter and SEK 70 (86) million for the year to date, which was equivalent to less than 1% of Group net sales. Other cash flow from investing activities of SEK 23 (-) million in the quarter and SEK 84 (-) for the year to date comprised

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the net cash received from the sale of the Bet24 operations. Cash flow used in investing activities therefore totalled SEK -179 (-34) million in the quarter and SEK -236 (-86) for the year to date.

Cash flow used in financing activities amounted to SEK -335 (64) million in the quarter, which mainly comprised a SEK -363 (68) million net decrease in borrowings. Cash flow used in financing activities amounted to SEK -863 (-770) million for the year to date and comprised the SEK -600 (-498) million dividend payment to MTG shareholders in May 2012 as well as a SEK -236 (-289) million net decrease in borrowings. The Group had total borrowings of SEK 1,326 (2,458) million at the end of the period, compared to SEK 1,678 (2,382) million at the end of the second quarter of 2012.

The net change in cash and cash equivalents therefore amounted to SEK -211 (-108) million in the quarter and SEK -4 (-167) million for the year to date. The Group had SEK 451 (317) million of cash and cash equivalents at the end of the period, compared to SEK 675 (424) million at the end of the second quarter of 2012.

Net debt
The Group's net debt position, which is defined as interest bearing liabilities less cash and cash equivalents and interest bearing assets, amounted to SEK 634 (1,861) million at the end of the third quarter, and compared to a net debt position of SEK 778 (1,716) million at the end of the second quarter of 2012. The net debt to trailing twelve month EBITDA ratio was therefore reduced year on year to 0.3 (0.6) times at the end of the period, compared to 0.3 (0.6) times at the end of the second quarter of 2012.

Liquid funds
The Group’s available liquid funds, including unutilised credit and overdraft facilities, totalled
SEK 5,784 (4,499) million at the end of the period, compared to SEK 5,655 (4,682) million at the end of the second quarter of 2012.

Holdings in listed companies
The book value of the Group’s shareholding in associated company CTC Media was
SEK 1,888 (2,253) million at the end of the period, and compared with the SEK 3,552 million
(USD 543 million) public equity market value of the shareholding as at the close of trading on the last business day of the second quarter of 2012.

Equity
The Group reported SEK -388 (219) million of currency translation differences in equity in the third quarter and SEK -246 (340) million of differences for the year to date. The Group does not hedge its equity exposure to currency translation effects. The Group’s total equity amounted to SEK 4,635 (7,391) million at the end of the period, compared to SEK 4,714 (6,833) million at the end of the second quarter of 2012.

Shares
The weighted average number of shares outstanding was 66,612,522 (66,403,237) during the third quarter and 66,525,128 (66,385,105) during the first nine months of the year. The Group’s total number of outstanding shares increased from 66,403,237 to 66,612,522 during the year following the award of 209,285 Class B shares to participants in the MTG 2009 long-term incentive program, and excluded the 865,000 Class C shares and 169,602 Class B shares held by MTG in treasury at the end of the period. The total number of issued shares did not change during the period.

Share issues & other changes	Class A shares	Class B shares	Class C shares	Total
Total number of issued shares as at 1 January 2012 & 30 September 2012	5,878,931	60,903,193	865,000	67,647,124

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Related Party Transactions

Related party transactions in the quarter and for the full year are of the same character and of similar amounts as the transactions described in the 2011 Annual Report, with the exception of the below. The Group sold all of its remaining shares, warrants and subordinated debentures in Metro International S.A. to Investment AB Kinnevik for SEK 24 million in the first quarter of 2012. The sale gave rise to a net gain of SEK 9 million.

Parent Company

Modern Times Group MTG AB is the Group’s parent company and is responsible for Group-wide management, administration and finance functions.

	2011				2012			2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	9m	9m
Net Sales	9	10	9	10	14	12	13	28	40
Net interest & other financial items	161	551	137	-80	135	172	171	849	478
Income before tax	126	473	100	-137	80	122	133	699	335

The parent company had cash and cash equivalents of SEK 195 (116) million at the end of the period, compared to SEK 436 (174) million at the end of the second quarter of 2012. SEK 5,333 (4,183) million of the SEK 6,600 million total available credit facilities, including the SEK 100 million overdraft facility, was unutilised as at the end of the reporting period.

Risks & Uncertainties

Significant risks and uncertainties exist for the Group and the parent company. These include the prevailing economic and business environments in certain markets and the impact of the Eurozone crisis in particular; commercial risks related to expansion into new territories; political and legislative risks related to changes in rules and regulations in the various territories in which the Group operates; exposure to foreign exchange rate movements and the US dollar and Euro currencies in particular; and the emergence of new technologies and competitors. These risks and uncertainties are described in more detail in the 2011 Annual Report, which is available from the Group’s website at www.mtg.se and in the Group’s registration statement on Form 20-F, which is available from the website of the U.S. Securities and Exchange Commission.

Other Information

This Group interim report has been prepared according to ‘IAS 34 Interim Financial Reporting’ and ‘The Annual Accounts Act’. The interim report for the parent company has been prepared according to the Annual Accounts Act - Chapter 9 ‘Interim Report’.  The Group's consolidated accounts and the parent company accounts have been prepared according to the same accounting policies and calculation methods as were applied in the preparation of the 2011 Annual Report with the exception that the results arising from new share issues by associated companies are included in the

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associated company income and not, as previously, in other financial items. The results for prior periods have been restated accordingly.

2013 Annual General Meeting of shareholders

The 2012 Annual General Meeting will be held on 14 May 2013 in Stockholm. Shareholders wishing to have matters considered at the Annual General Meeting should submit their proposals in writing to agm@mtg.se or to The Company Secretary, Modern Times Group MTG AB, Box 2094, SE-103 13 Stockholm, Sweden, at least seven weeks before the Annual General Meeting, in order that the proposal may be included in the notices to the meeting. Further details on how and when to register will be published in advance of the Meeting.

Nomination Committee for the 2013 Annual General Meeting of shareholders

In accordance with the resolution of the 2012 Annual General Meeting, Cristina Stenbeck has convened a Nomination Committee consisting of members representing the largest shareholders in MTG. The Nomination Committee is comprised of Cristina Stenbeck, Investment AB Kinnevik; Thomas Ehlin, Nordea Investment Funds; Johan Ståhl, Lannebo Fonder; and Björn Lind, AMF Försäkring och Fonder.  The members of the Committee will appoint the Committee Chairman at their first meeting. Information about the work of the Nomination Committee can be found on MTG’s corporate website at www.mtg.se.

Shareholders wishing to propose candidates for election to the MTG Board of Directors should submit their proposals in writing to agm@mtg.se or to The Company Secretary, Modern Times Group MTG AB, Box 2094, SE-103 13, Stockholm, Sweden.

Fourth Quarter and Full year 2012 Financial Results

MTG’s financial results for the fourth quarter and twelve months ended 31 December 2012 will be published on 13 February 2013.

Conference Call

The company will host a conference call today at 15.00 Stockholm local time, 14.00 London local time and 09.00 New York local time. To participate in the conference call, please dial:

Sweden:	+46(0)8 5876 9445
UK:	+44(0)20 3140 8286
US:	+1646 254 3366

The access pin code for the call is 8449699.

To listen to the conference call online and for further information please visit www.mtg.se.

For further information, please visit www.mtg.se, or contact:

Jørgen Madsen Lindemann, President & Chief Executive Officer
Mathias Hermansson, Chief Financial Officer
Tel:	+46 (0) 8 562 000 50

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Matthew Hooper, Head of Corporate Communications & Planning
Tel:	+44 (0) 7768 440 414
Email:	investor.relations@mtg.se / press@mtg.se

* * *

Stockholm, 18 October 2012

Jørgen Madsen Lindemann, President & Chief Executive Officer

Modern Times Group MTG AB
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm, Sweden
Registration number: 556309-9158

Forward-looking information and Safe Harbour Statement under the U.S. Private Securities Litigation Reform Act of 1995

This report contains forward-looking information based on the current expectation of MTG management. Although management deems that the expectations presented by such forward-looking information are reasonable, such forward-looking information is subject to risks and uncertainties and no guarantee can be given that these expectations will prove correct. Accordingly, the actual future outcome could vary considerably when compared to what is stated in the forward-looking information, due to such factors as described above in the Risks & Uncertainties section.

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Auditors’ Review Report

Introduction

We have reviewed the interim report for Modern Times Group MTG AB for the nine month period ended 30 September 2012. The Board of Directors and the President are responsible for the preparation and presentation of this interim report in accordance with ‘IAS 34’ and ‘The Annual Accounts Act’. Our responsibility is to express a conclusion on this interim report based on our review.

Focus & Scope of the Review

We conducted our review in accordance with ‘The Standard on Review Engagements SÖG 2410’, “Review of Interim Financial Information Performed by the Independent Auditors of the Entity’. A review consists of making enquiries, primarily to persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review has a different focus and is substantially less in scope than an audit conducted in accordance with ISA and other generally accepted auditing practices in Sweden. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed on the basis of a review does not give the same level of assurance as a conclusion expressed on the basis of an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not, in all material respects, prepared for the Group in accordance with ‘IAS 34’ and ‘The Annual Accounts Act’, and for the parent company in accordance with ‘The Annual Accounts Act’.

Stockholm, 18 October 2012

KPMG AB

George Pettersson

Authorised Public Accountant

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Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated record net sales of SEK 13.5 billion in 2011. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this quarterly and nine month  report is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 13.00 CET on 18 October 2012.

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CONDENSED CONSOLIDATED	2012	2011	2012	2011	2011
INCOME STATEMENT (MSEK)	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep	Jan-Dec

Net sales	2.940	3.106	9.716	9.762	13.473
Cost of goods and services	-1.810	-1.924	-5.827	-5.873	-8.039
Gross income	1.130	1.182	3.889	3.888	5.434

Selling and administrative expenses	-810	-802	-2.637	-2.412	-3.376
Other operating revenues and expenses, net	-32	-22	-71	-94	-125
Share of earnings in associated companies	134	168	467	517	634
Write-down and one-off costs	-	-	-	-	-3.182
Operating income (EBIT)	422	526	1.648	1.900	-615

Net interest	-10	-17	-34	-45	-59
Other financial items	-23	-69	-47	-63	-53
Income before tax	389	439	1.567	1.791	-727

Tax	-81	-133	-351	-516	-561
Net income for the period	308	306	1.216	1.276	-1.289

Equity holders of the parent	310	313	1.176	1.254	-1.327
Non-controlling interests	-1	-7	40	21	38
Net income for the period	308	306	1.216	1.276	-1.289

Basic earnings per share (SEK)	4,65	4,71	17,68	18,90	-19,98
Diluted earnings per share (SEK)	4,64	4,69	17,62	18,79	-20,02

CONDENSED STATEMENT OF	2012	2011	2012	2011	2011
COMPREHENSIVE INCOME FOR THE GROUP (MSEK)	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep	Jan-Sep

Net income for the period	308	306	1.216	1.276	-1.289

Other comprehensive income
Currency translation differences	-388	219	-246	340	-139
Cash flow hedge	-14	26	-30	27	21
Revaluation of shares at market value	0	-8	0	-8	-10
Share of other comprehensive income of associates	2	8	24	65	73
Other comprehensive income for the period	-400	245	-252	425	-55

Total comprehensive income for the period	-92	551	964	1.701	-1.344

Total comprehensive income attributable to:
Equity holders of the parent	-86	558	930	1.679	-1.370
Non-controlling interests	-6	-7	34	21	26
Total comprehensive income for the period	-92	551	964	1.701	-1.344

Shares outstanding at the end of the period	66.612.522	66.403.237	66.612.522	66.403.237	66.403.237

Basic average number of shares outstanding	66.612.522	66.403.237	66.525.128	66.385.105	66.383.647
Diluted average number of shares outstanding	66.730.243	66.624.103	66.712.450	66.661.569	66.383.647

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CONDENSED STATEMENT OF	2012	2011	2011
FINANCIAL POSITION (MSEK)	30 Sep	30 Sep	31 Dec

Non-current assets
Goodwill	2.600	5.040	2.447
Other intangible assets	532	1.166	581
Machinery and equipment	293	289	267
Shares and participations	1.979	2.304	1.993
Other financial receivables	338	357	324
	5.742	9.156	5.612

Current assets
Inventory	1.919	1.838	1.591
Current receivables	3.211	3.647	3.608
Cash, cash equivalents and short-term investments	451	317	470
	5.581	5.802	5.668
Total assets	11.324	14.958	11.281

Shareholders’ equity
Shareholders’ equity	4.477	7.163	4.128
Non-controlling interests	159	228	222
	4.635	7.391	4.350

Long-term liabilities
Interest-bearing liabilities	1.273	2.404	1.524
Provisions	560	625	583
Non-interest-bearing liabilities	69	61	60
	1.902	3.090	2.168

Current liabilities
Interest-bearing liabilities	73	71	50
Non-interest-bearing liabilities	4.713	4.405	4.713
	4.786	4.476	4.763
Total shareholders’ equity and liabilities	11.324	14.958	11.281

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CONDENSED CONSOLIDATED	2012	2011	2012	2011	2011
STATEMENT OF CASH FLOWS (MSEK)	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep	Jan-Dec

Cash flow from operations	237	345	1.072	1.334	1.853
Changes in working capital	65	-483	23	-645	-56
Net cash flow from operations	302	-138	1.095	689	1.797

Proceeds from sales of shares	-	-	24	-	5
Acquisitions of subsidiaries and associates	-174	-	-274	-	-
Investments in other non-current assets	-28	-34	-70	-86	-120
Other cash flow from investing activities	23	-	84	-	-
Cash flow used in investing activities	-179	-34	-236	-86	-115

Net change in loans	-363	68	-236	-289	-1.188
Dividends to shareholders	-	-	-600	-498	-498
Other cash flow from/to financing activities	28	-4	-28	16	-51
Cash flow used in financing activities	-335	64	-863	-770	-1.737

Net change in cash and cash equivalents for the period	-211	-108	-4	-167	-55

Cash and cash equivalents at the beginning of the period	675	424	470	500	500
Translation differencies in cash and cash equivalents	-13	1	-15	-16	25
Cash and cash equivalents at end of the period	451	317	451	317	470

CONDENSED STATEMENT OF CHANGES	2012	2011	2011
IN EQUITY (MSEK)	30 Sep	30 Sep	31 Dec

Opening balance	4.350	6.239	6.239
Net loss/income for the year	1.216	1.276	-1.289
Other comprehensive income for the year	-252	425	-55
Total comprehensive loss/income for the year	964	1.701	-1.344

Effect of employee share option programmes	12	6	10
Change in non-controlling interests	3	-	-
Dividends to shareholders	-600	-498	-498
Dividends to non-controlling interests	-94	-56	-57
Closing balance	4.635	7.391	4.350

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CONDENSED INCOME STATEMENT	2012	2011	2012	2011	2011
PARENT COMPANY (MSEK)	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep	Jan-Dec

Net sales	13	9	40	28	38
Gross income	13	9	40	28	38

Administrative expenses	-51	-47	-182	-179	-245
Operating income (EBIT)	-38	-37	-143	-151	-207

Net interest and other financial items	171	137	478	849	974
Income before tax	133	100	335	699	562

Appropriations	-	-	-39	-	-

Tax	-24	-26	-75	-78	-47
Net income for the period	109	74	222	621	515

CONDENSED STATEMENT OF	2012	2011	2012	2011	2011
COMPREHENSIVE INCOME FOR THE PARENT (MSEK)	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep	Jan-Dec

Net income for the period	109	74	222	621	515

Other comprehensive income
Revaluation of shares at market value	-	-8	0	-8	-10
Other comprehensive income for the period	0	-8	0	-8	-10

Total comprehensive income for the period	109	66	221	613	505

CONDENSED BALANCE SHEET	2012	2011	2011
PARENT COMPANY (MSEK)	30 Sep	30 Sep	31 Dec

Non-current assets
Shares and participations	3.676	3.676	3.676
Other financial assets	12.668	12.602	12.608
Total financial assets	16.347	16.279	16.285

Current assets
Current receivables	444	1.767	842
Cash, cash equivalents and short-term investments	195	116	96
	639	1.883	938
Total assets	16.986	18.161	17.222

Shareholders’ equity
Restricted equity	338	337	338
Non-restricted equity	8.106	8.605	8.501
	8.444	8.942	8.840

Untaxed reserves	39	-	-

Long-term liabilities
Interest-bearing liabilities	3.125	8.512	4.208
Provisions	6	10	6
Non-interest-bearing liabilities	61	0	60
	3.192	8.523	4.275

Current liabilities
Other interest-bearing liabilities	5.120	490	3.284
Non-interest-bearing liabilities	192	206	823
	5.311	697	4.107
Total shareholders’ equity and liabilities	16.986	18.161	17.222

22 (24)

NET SALES	2011	2011	2011	2011	2011	2012	2012	2012	2012
BUSINESS SEGMENTS (MSEK)	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	9M

Free-TV Scandinavia	1.023,1	1.146,2	983,9	1.240,1	4.393,3	1.023,7	1.110,4	875,9	3.010,1

Pay-TV Nordic	1.139,1	1.186,1	1.183,6	1.221,1	4.730,0	1.248,7	1.250,2	1.182,0	3.681,0

Free-TV Emerging Markets	419,8	598,2	399,9	655,3	2.073,3	431,6	560,1	369,0	1.360,7
- of which Baltics, Czech & Bulgaria	370,5	530,9	352,1	591,5	1.845,0	393,4	515,7	334,5	1.243,6

Pay-TV Emerging Markets	214,7	230,1	240,3	237,3	922,4	250,6	273,0	266,8	790,4

Central operations, eliminations & other businesses	-43,0	-37,8	-47,2	-44,6	-172,6	-45,9	-44,8	-34,2	-124,8

Total Viasat Broadcasting	2.753,8	3.122,8	2.760,5	3.309,2	11.946,3	2.908,8	3.149,0	2.659,5	8.717,3

Other Businesses	400,2	452,2	372,5	449,6	1.674,5	407,4	397,0	297,0	1.101,3

Total operating businesses	3.154,0	3.575,0	3.133,0	3.758,9	13.620,9	3.316,2	3.546,0	2.956,5	9.818,6

Group central operations	47,3	45,4	45,6	47,5	185,8	58,9	49,9	54,7	163,4

Eliminations	-76,4	-89,1	-72,9	-95,1	-333,6	-115,6	-79,0	-71,1	-265,7

TOTAL OPERATIONS	3.124,8	3.531,3	3.105,7	3.711,3	13.473,1	3.259,4	3.516,8	2.940,0	9.716,3

OPERATING INCOME (EBIT)	2011	2011	2011	2011	2011	2012	2012	2012	2012
BUSINESS SEGMENTS (MSEK)	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	9M

Free-TV Scandinavia	260,3	319,2	215,7	282,0	1.077,3	157,7	250,6	134,9	543,2

Pay-TV Nordic	214,8	228,1	234,5	245,6	923,0	217,2	223,4	195,8	636,5

Free-TV Emerging Markets	-31,2	72,5	-76,2	67,0	32,1	8,3	91,3	-47,6	52,1
- of which Baltics, Czech & Bulgaria	-2,6	95,5	-48,0	79,0	123,9	26,7	103,0	-49,7	80,0

Pay-TV Emerging Markets	7,4	21,5	13,3	6,6	48,7	33,9	57,5	47,7	139,1

Associated company CTC Media	254,7	93,6	164,3	111,8	624,4	199,7	132,0	132,1	463,8

Central operations, eliminations & other businesses	12,5	-0,3	0,6	-5,8	7,0	7,4	-10,7	-6,095	-9,4

Total Viasat Broadcasting	718,5	734,7	552,2	707,1	2.712,4	624,2	744,1	456,9	1.825,2

Other Businesses	20,0	44,3	17,9	31,8	114,0	-13,7	4,7	15,1	6,1

Total operating businesses	738,5	779,0	570,1	738,8	2.826,5	610,5	748,8	472,0	1.831,3

Group central operations & eliminations	-52,4	-91,2	-44,3	-71,9	-259,9	-69,0	-64,4	-49,9	-183,3

TOTAL OPERATIONS	686,1	687,8	525,8	666,9	2.566,6	541,5	684,5	422,1	1.648,1

Non-recurring items	-	-	-	-202,9	-202,9	-	-	-	-
Asset impairment charges Bulgaria	-	-	-	-2.978,8	-2.978,8	-	-	-	-

GROUP TOTAL	686,1	687,8	525,8	-2.514,8	-615,1	541,5	684,5	422,1	1.648,1

CONDENSED SALES GROUP	2012	2011	2012	2011	2011
SEGMENTS (MSEK)	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep	Jan-Dec
Sales external customers
Viasat Broadcasting	2.657	2.756	8.709	8.628	11.932

Other Businesses	276	343	992	1.116	1.519

Parent company & holding companies	7	6	16	18	22

Total	2.940	3.106	9.716	9.762	13.473

Sales between segments
Viasat Broadcasting	3	4	9	9	15

Other Businesses	20	30	109	109	155

Parent company & holding companies	48	39	148	120	163

Total	71	73	266	238	334

23 (24)

	2011	2011	2011	2011	2011	2012	2012	2012
KEY PERFORMANCE INDICATORS	Q1	Q2	Q3	Q4	Full year	Q1	Q2	Q3

GROUP

Year on year sales growth (%) *	2,3	3,5	2,9	2,6	2,8	4,3	-0,4	-5,3
Year on year sales growth at constant exchange rates (%) **	9,7	8,5	4,1	3,3	6,3	3,9	-0,4	-1,0
Year on year change in operating costs (%) *	0,6	3,7	2,5	6,6	3,4	8,4	0,9	-3,5
Operating margin (%) *	13,8	16,7	11,5	14,8	14,3	10,5	15,7	9,8

Return on capital employed (%)	27	27	28	29		30	31	33
Return on equity (%)	32	30	28	30		31	33	35
Equity to assets ratio (%)	47	47	49	39		41	40	41
Liquid funds (incl unutilised credit facilities), SEK million	4.568	4.682	4.499	5.528		5.640	5.655	5.784
Net debt (SEK million)	1.863	1.716	1.861	797		733	778	634

Subscriber data ('000s)
Group total digital subscribers	1.539	1.526	1.542	1.628		1.609	1.608	1.613

FREE-TV SCANDINAVIA

Year on year sales growth (%)	4,4	2,7	6,7	0,9	3,4	0,1	-3,1	-11,0
Year on year sales growth at constant exchange rates (%) **	10,9	6,7	7,2	1,1	6,2	-0,6	-3,3	-7,2
Year on year change in operating costs (%)	-0,2	1,0	9,3	9,0	4,8	13,5	4,0	-3,5
Operating margin (%)	25,4	27,8	21,9	22,7	24,5	15,4	22,6	15,4

Commercial share of viewing (15-49) (%)
Sweden (TV3, TV6, TV8, TV10/ZTV)	33,8	37,6	38,4	34,0	35,8	34,9	33,4	38,1
Norway (TV3, Viasat4) 1	22,0	23,7	20,7	19,2	21,4	18,6	19,5	19,7
Denmark (TV3, TV3+, TV3 PULS)	25,4	25,7	23,1	22,2	24,1	24,9	25,0	22,4

PAY-TV NORDIC

Year on year sales growth (%)	4,3	6,3	3,8	7,4	5,5	9,6	5,4	-0,1
Year on year sales growth at constant exchange rates (%) **	10,3	10,2	4,5	7,3	8,0	8,9	5,2	3,0
Year on year change in operating costs (%)	2,7	7,2	1,1	5,0	4,0	11,6	7,2	3,9
Operating margin (%)	18,9	19,2	19,8	20,1	19,5	17,4	17,9	16,6

Subscriber data ('000s)
Premium subscribers	1.048	1.048	1.042	1.058		1.039	1.031	1.023
- of which, satellite	653	645	640	638		625	612	603
- of which, 3rd party networks	394	403	402	421		414	419	420
Basic satellite subscribers	42	40	39	38		42	44	46

Premium satellite ARPU (SEK)	4.445	4.594	4.751	4.791		4.866	4.926	4.916

FREE-TV EMERGING MARKETS

Year on year sales growth (%)	-3,1	2,7	12,0	3,8	3,4	2,8	-6,4	-7,7
Year on year sales growth at constant exchange rates (%) **	5,9	7,9	12,1	7,3	8,0	5,2	-3,1	3,2
Year on year change in operating costs (%)	-9,7	-2,8	10,1	2,3	-0,3	-6,1	-10,8	-12,5
Operating margin (%)	-	12,2	-	10,2	1,5	1,9	16,3	-12,9

Commercial share of viewing (%)
Estonia (15-49) 2	37,7	39,3	38,0	38,7	38,4	40,9	39,2	40,7
Latvia (15-49) 2	36,7	38,3	34,4	39,0	37,2	36,1	39,9	60,6
Lithuania (15-49) 3	42,2	42,1	45,7	46,3	44,0	43,2	41,3	40,2
Czech Republic (15-54) 4	32,1	32,0	35,7	37,6	34,7	36,9	39,1	40,4
Bulgaria (18-49)	28,3	28,2	28,0	27,7	28,1	29,1	25,7	28,4
Hungary (18-49)	7,9	7,5	8,2	8,9	8,1	9,4	9,1	8,2
Slovenia (18-49)	10,2	10,2	11,0	10,3	10,4	n/a	n/a	n/a

PAY-TV EMERGING MARKETS

Year on year sales growth (%)	-1,5	2,5	5,2	5,5	2,9	16,7	18,7	11,0
Year on year sales growth at constant exchange rates (%) **	11,5	18,6	14,3	6,2	12,7	14,3	12,5	13,1
Year on year change in operating costs (%)	16,5	10,8	2,0	18,0	11,4	4,5	3,3	-3,5
Operating margin (%)	3,4	9,3	5,5	2,8	5,3	13,5	21,1	17,9

Subscriber data ('000s)
Satellite subscribers	438	438	460	532		529	534	543
Mini-pay subscriptions	58.197	61.105	61.177	64.285		66.012	72.816	75.430

ASSOCIATED COMPANY CTC MEDIA
Share of viewing
CTC Russia (6-54)	11,2	11,1	9,9	10,6	10,7	11,0	8,9	8,7
Domashny Russia (females 25 - 59)	2,8	3,0	3,3	3,3	3,1	3,7	3,8	3,6
Peretz (DTV) Russia (25-59)	2,0	2,1	2,0	2,0	2,0	2,6	2,6	2,6
Channel 31 Kazakhstan (6-54)	14,8	15,2	17,7	15,7	15,9	14,5	15,6	15,3

1	The universes for the calculation of commercial share of viewing in Norway has been expanded to include additional channels and theaudience shares for each period have been adjusted accordingly.
2
The universes for the calculation of commercial share of viewing in Estonia and Latvia have been expanded to include additionalchannels and the audience shares for each period have been adjusted accordingly.

3	TV8 Lithuania has been included in the CSOV calculation for the Lithuanian media house from the start of the first quarter of 2012.
4
The universe for the calculation of commercial share of viewing in the Czech Republic has been adjusted to exclude state-ownedCT1 and CT2, as the volume of advertising on these channels is minimal due to changes in Czech broadcasting law. The audience shares for each period have been adjusted accordingly.

* excluding non-recurring items
** the growth is calculated based on prior year's exchange rates

24 (24)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ) (Registrant)

Date: 18 October, 2012	By:	/s/ Matthew Hooper
		Name:	Matthew Hooper
		Title:	Head of Corporate Communications and Planning